Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 18 DATED NOVEMBER 8, 2013
TO THE PROSPECTUS DATED FEBRUARY 6, 2013

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated February 6, 2013, as supplemented by supplement no. 12 dated July 15, 2013, supplement no. 16 dated October 17, 2013 and supplement no. 17 dated November 4, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the declaration of distributions for December 2013 through January 2014;

•	information regarding our indebtedness;

•	information regarding our share redemption program;

•	the renewal of our advisory agreement;

•	updated risks related to an investment in us;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our quarterly report on Form 10-Q for the period ended September 30, 2013; and

•	our unaudited financial statements and the notes thereto as of and for the period ended September 30, 2013.
Status of the Offering
We commenced this offering of 280,000,000 shares of common stock on October 26, 2010. As of November 4, 2013, we had sold 59,203,248 shares of common stock in this offering for gross offering proceeds of $588.8 million, including 1,765,170 shares of common stock under our dividend reinvestment plan for gross offering proceeds of $16.8 million.
As of November 4, 2013, there were 220,796,752 shares of common stock available for sale in this offering, including 78,234,830 shares under our dividend reinvestment plan.
We have extended the closing date of this primary initial public offering until the earlier of the sale of all 200,000,000 shares, April 24, 2014 or the date the registration statement relating to our proposed follow-on offering (the “Follow-on Offering”) is declared effective by the Securities and Exchange Commission (the “SEC”). We have filed a registration statement on Form S-11 with the SEC to register the Follow-on Offering. We can give no assurance that we will commence or complete the Follow-on Offering. Our offering stage will depend on a number of considerations, including the composition of our portfolio and opportunities in the market for real estate investments. We will continue to monitor these factors and we may adjust the termination date of our offering stage as necessary should these factors change.
We plan to continue to offer shares under our dividend reinvestment plan beyond the termination of the offering stage for our primary offering until we have sold 80,000,000 shares through the reinvestment of distributions. In many states, we will need to renew the registration statement or file a new registration statement to continue the dividend reinvestment plan offering for these periods.
We may terminate our primary initial public offering or the dividend reinvestment plan offering at any time.
Distributions Declared
On November 6, 2013, our board of directors declared distributions based on daily record dates for the period from December 1, 2013 through December 31, 2013, which we expect to pay in January 2014, and distributions based on daily record dates for the period from January 1, 2014 through January 31, 2014, which we expect to pay in February 2014. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.
Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.

Indebtedness
As of September 30, 2013, we had $403.9 million of mortgage debt outstanding. Our mortgage debt consisted of $75.0 million under the Town Center Mortgage Loan, $98.2 million under the Portfolio Loan, $68.7 million under the RBC Plaza Mortgage Loan and $162.0 million under the National Office Portfolio Mortgage Loan. The Town Center Mortgage Loan matures on March 27, 2018. The Portfolio Loan matures on February 1, 2016, with two one-year extension options, subject to certain conditions contained in the loan agreement. The RBC Plaza Mortgage Loan matures on February 1, 2017, with an option to extend the maturity date to February 1, 2018, subject to certain terms and conditions contained in the loan documents. The National Office Portfolio Mortgage Loan matures on July 1, 2017, with two one-year extension options, subject to certain conditions contained in the loan documents. As of September 30, 2013, our borrowings and other liabilities were approximately 50% of both the cost (before depreciation and other noncash reserves) and book value (before depreciation) of our tangible assets, respectively.
Share Redemption Program
Our share redemption program contains numerous restrictions on your ability to redeem your shares. Among other restrictions, during each calendar year, redemptions are limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year. This restriction may significantly limit your ability to have your shares redeemed pursuant to our share redemption program. In 2012, our net proceeds from the dividend reinvestment plan were $5.2 million. During the nine months ended September 30, 2013, we redeemed $1.6 million of shares of common stock and $3.6 million was available for redemptions of shares eligible for redemption for the remainder of 2013. The average price paid by us to redeem shares during the nine months ended September 30, 2013 was $9.69 per share. During the nine months ended September 30, 2013, we funded redemptions under our share redemption program with the net proceeds from our dividend reinvestment plan.
Our board of directors may amend, suspend or terminate the share redemption program upon 30 days’ notice to our stockholders.
Renewal of Advisory Agreement
On September 27, 2013, we renewed our advisory agreement with our advisor. The renewed advisory agreement is effective through September 27, 2014; however, either party may terminate the renewed advisory agreement without cause or penalty upon providing 60 days’ written notice. The terms of the renewed advisory agreement are identical to those of the advisory agreement that was previously in effect.
Risk Factor
The following risk factor supplements the risk factors appearing in the prospectus and in supplement no. 16.
If we fail to diversify our investment portfolio, downturns relating to certain geographic regions, types of assets, industries or business sectors may have a more significant adverse impact on our assets and our ability to pay distributions than if we had a diversified investment portfolio.
While we intend to diversify our portfolio of investments in the manner described in our prospectus and in supplement no. 16, we are not required to observe specific diversification criteria. Therefore, our investments may at times be concentrated in certain asset types or in a limited number of geographic locations, or secured by assets concentrated in a limited number of geographic locations. To the extent that our portfolio is concentrated in limited geographic regions, types of assets, industries or business sectors, downturns relating generally to such region, type of asset, industry or business sector may result in defaults on a number of our investments within a short time period, which may reduce our net income and the value of our common stock and accordingly limit our ability to pay distributions to our stockholders.
As of September 30, 2013, a significant portion of our real estate assets and the collateral securing our real estate loan receivable were located in Texas, Minnesota and Maryland. As such, the geographic concentration of our portfolio makes us particularly susceptible to adverse economic developments in the Texas, Minnesota and Maryland real estate markets. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect our operating results and our ability to make distributions to our stockholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of KBS Real Estate Investment Trust III, Inc. and the notes thereto, included in this supplement, as well as “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated balance sheets as of December 31, 2012 and December 31, 2011, the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2012 and 2011, the related notes thereto and the accompanying financial statement schedule, all included in our Annual Report on Form 10-K for the year ended December 31, 2012 and incorporated by reference into the prospectus.
This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause our actual results to differ from those anticipated, see “Risk Factors” in the prospectus, in supplement no. 16 and in this supplement.
Overview
We were formed on December 22, 2009 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2011 and intend to operate in such a manner. On February 4, 2010, we filed a registration statement on Form S-11 with the SEC to offer a minimum of 250,000 shares and a maximum of 280,000,000 shares of common stock for sale to the public, of which 200,000,000 shares were registered in our primary offering and 80,000,000 shares were registered under our dividend reinvestment plan. The SEC declared our registration statement effective on October 26, 2010 and we retained KBS Capital Markets Group LLC (“KBS Capital Markets Group”), an affiliate of our advisor, to serve as the dealer manager of this offering pursuant to a dealer manager agreement. The dealer manager is responsible for marketing our shares in this offering.
We intend to invest in a diverse portfolio of real estate investments. The types of properties that we may invest in include office, industrial and retail properties located throughout the United States. Although we may invest in any of these types of properties, we expect to invest primarily in office and industrial properties. All such real estate assets may be acquired directly by us or the Operating Partnership, though we may invest in other entities that make similar investments. We expect our primary investment focus to be core properties. We also currently expect to allocate between 0 and 20% of our portfolio to real estate-related investments such as mortgage, mezzanine, bridge and other loans; debt and derivative securities related to real estate assets, including mortgage-backed securities; and the equity securities of other REITs and real estate companies. As of September 30, 2013, we owned ten office properties and had originated one first mortgage loan.
As our advisor, KBS Capital Advisors manages our day-to-day operations and our portfolio of real estate properties and real estate-related investments. KBS Capital Advisors makes recommendations on all investments to our board of directors. All proposed investments must be approved by at least a majority of our board of directors, including a majority of the conflicts committee. Unless otherwise provided by our charter, the conflicts committee may approve a proposed investment without action by the full board of directors if the approving members of the conflicts committee constitute at least a majority of the board of directors. KBS Capital Advisors also provides asset-management, marketing, investor-relations and other administrative services on our behalf. Our advisor owns 20,000 shares of our common stock. We have no paid employees.
On March 24, 2011, we broke escrow in this offering and through September 30, 2013, we had sold 53,453,100 shares of common stock for gross offering proceeds of $531.6 million, including 1,467,331 shares of common stock under our dividend reinvestment plan for gross offering proceeds of $13.9 million. We have extended the closing date of this primary initial public offering until the earlier of the sale of all 200,000,000 shares, April 24, 2014 or the date the registration statement relating to our proposed follow-on public offering (the “Follow-on Offering”) is declared effective by the SEC. We may terminate this primary initial public offering at any time.
Also as of September 30, 2013, we had redeemed 244,315 shares sold in this offering for $2.4 million.
On February 14, 2013, we filed a registration statement on Form S-11 with the SEC to register the Follow-on Offering. Pursuant to the Follow-on Offering registration statement, we propose to register up to $2,000,000,000 of shares of common stock for sale to the public in the primary offering. We also expect to register up to $760,000,000 of shares of common stock pursuant to our dividend reinvestment plan in the Follow-on Offering.
We can give no assurance that we will commence or complete the Follow-on Offering. Our offering stage will depend on a number of considerations, including the composition of our portfolio and opportunities in the market for real estate investments. We will continue to monitor these factors and we may adjust the termination date of our offering stage as necessary should these factors change.

We plan to continue to offer shares under our dividend reinvestment plan beyond the termination of the offering stage for our primary offering until we have sold 80,000,000 shares through the reinvestment of distributions. In many states, we will need to renew the registration statement or file a new registration statement to continue the dividend reinvestment plan offering for these periods. We may terminate the dividend reinvestment plan offering at any time.
Market Outlook – Real Estate and Real Estate Finance Markets
The following discussion is based on management's beliefs, observations and expectations with respect to the real estate and real estate finance markets.
In the wake of the ongoing sub-par recovery of the U.S. economy, concerns persist regarding the slow pace of job and income growth and the overall economic health of domestic consumers, businesses and governments. At the end of 2012, the U.S. government barely escaped the self-imposed fiscal cliff by enacting legislation that temporarily postponed legislated spending cuts to many government programs. In 2013, the legislative and executive branches of the government were unable to negotiate a new federal budget and “sequestration” cuts began to take effect in March 2013. In October 2013, the lack of an approved budget and the initialization of the new federal healthcare law led to intense negotiations between the legislative and executive branches that ultimately resulted in an 18-day shutdown of the federal government. This shutdown came to an end after both sides agreed to extend the federal debt limit until the first quarter of 2014. The cuts in government expenditures and continued infighting between Congress and the White House have affected each branch of government and multiple programs within each branch. These decreases in spending contributed to the slowing of expected U.S. economic growth in the third quarter of 2013. Further reductions in federal government spending are scheduled in the fourth quarter of 2013 and uncertainty surrounding the federal government’s ability to function has led a number of banks and economists to lower their projections for 2013 real gross domestic product growth.
With the help of an extremely accommodative Federal Reserve monetary policy, corporate America, and in particular the banking industry, has experienced improved earnings and stronger corporate finances. Speculation as to the possible end of quantitative easing programs has increased the volatility in U.S. interest rates and has introduced additional uncertainty regarding the strength of corporate earnings. Despite this uncertainty, the U.S. dollar has remained the safe haven currency for the rest of the world, and U.S. asset prices have grown on a relative basis.
In 2012, the economic stimulus provided by certain Federal Reserve programs and an increased demand for U.S.- based assets began to fuel the U.S. commercial real estate market recovery. Transaction volumes increased and the re-emergence of the CMBS market and the availability of debt capital have spurred on the recovery. This trend has continued throughout 2013 and the U.S. commercial real estate market has gained favor as an alternative investment asset. Looking forward, the recovery in commercial real estate is expected to remain uneven across geographies and among property types.
Residential real estate markets also have benefited from the actions of the Federal Reserve. The introduction of the latest quantitative easing (“QE”) program has been directly focused on the purchase of mortgage backed securities at a pace of $45 billion a month and the purchase of longer-term treasury securities at a pace of $40 billion a month. This program has successfully lowered the cost of capital available to home buyers, which in turn has led to an increase in mortgage applications and construction activity. The residential real estate market has also benefited from the presence of institutional investors who have instituted programs focused on the purchase of single-family homes with the intent of renting these homes. This increase in demand has led to a rebound in the value of residential properties in most major metropolitan areas.
In Europe, concerns remain regarding resolution of the ongoing sovereign debt crisis. Some European banks hold material quantities of sovereign debt on their balance sheets. The possible default or restructuring of the sovereign debt obligations of certain European Union countries and the resulting negative impact on the global financial markets remains a significant concern. The uncertainty surrounding the size of the problem and how regulators and governments intend to deal with the situation has caused many investors to reassess their pricing of sovereign risks. In the wake of the crisis, some nations continue to experience an ongoing elevated cost of capital. In November 2012, Moody’s downgraded France’s sovereign debt rating to Aa1 from AAA and, in February 2013, Moody’s downgraded the U.K. government debt to Aa1 from AAA as well. In the past 18 months, Asia also has seen a number of ratings downgrades, with Fitch downgrading Japan to A+ in May of 2012 and China to A+ in April of 2013. The global ratings agencies continue to have a number of sovereign issuers on negative watch as governments have struggled to resolve their budget issues and face growing debt obligations.
Overall, despite indications of tepid recovery both in the United States and abroad, uncertainties abound. China’s export-based economy has slowed and Japan has recently embarked upon a large scale QE program of its own. In the United States, the Federal Reserve has begun to address the timing of the completion of the current QE program, which, when combined with the highly adversarial political climate at the federal level, has led to high levels of uncertainty and increased volatility in the capital markets. In the short-term, these conditions are expected to continue and, combined with a challenging macro-economic environment, may interfere with the implementation of our business strategy and/or force us to modify it.

Impact on Our Real Estate Investments
The events of the past six years have had, and will likely continue to have, a significant impact, both positive and negative, on our real estate investments. Currently, both the investing and leasing environments are highly competitive. While there has been an increase in the amount of capital flowing into the U.S. real estate markets, which has resulted in an increase in real estate values in certain markets, the uncertainty regarding the economic environment has made businesses reluctant to make long-term commitments or changes in their business plans. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to attract new tenants, may result in additional decreases in cash flows. Historically low interest rates have helped offset some of the impact of these decreases in operating cash flow for properties financed with variable rate mortgages; however, interest rates likely will not remain at these historically low levels for the remaining life of many of our investments. Recently, interest rates have begun to increase in the anticipation of the cessation of QE.
Impact on Our Real Estate‑Related Investment
Our real estate-related investment is directly secured by commercial real estate. As a result, our real estate-related investment may be impacted to some degree by the same factors that may impact our real estate investments, as may any future investments in real estate-related assets.
As of September 30, 2013, we had a fixed rate real estate loan receivable with a principal balance of $14.6 million and a carrying value of $14.7 million that matures in 2016.
Impact on Our Financing Activities
In light of the risks associated with volatile operating cash flows from our real estate properties, we may have difficulty refinancing some of our debt obligations prior to or at maturity or we may not be able to refinance these obligations at terms as favorable as the terms of our existing indebtedness. Recent financial market conditions have improved from the bottom of the economic cycle, but material risks are still present. Market conditions can change quickly, potentially negatively impacting the value of our investments. As of September 30, 2013, we had variable rate notes payable with an aggregate principal amount outstanding of $403.9 million, all of which mature between 2016 and 2018. The interest rates on $291.7 million of our variable rate notes payable are effectively fixed through interest rate swap agreements.
Liquidity and Capital Resources
We are dependent upon the net proceeds from this offering to conduct our proposed operations. We will obtain the capital required to purchase real estate and real estate-related investments and conduct our operations from: the proceeds of this offering, including our dividend reinvestment plan, and any future follow-on offerings we may conduct; secured or unsecured financings from banks and other lenders; and any undistributed funds from our operations.
On March 24, 2011, we broke escrow in this offering and through September 30, 2013, we had sold 53,453,100 shares for gross offering proceeds of $531.6 million, including 1,467,331 shares of common stock under our dividend reinvestment plan for gross offering proceeds of $13.9 million. Also as of September 30, 2013, we had redeemed 244,315 shares sold in this offering for $2.4 million. If we are unable to raise substantial funds in this offering, we will make fewer investments resulting in less diversification in terms of the type, number, size and geographic region of investments we make and the value of an investment in us will be tied more closely to the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. We have extended the closing date of our primary initial public offering until the earlier of the sale of all 200,000,000 shares, April 24, 2014 or the date the registration statement relating to our proposed Follow-on Offering is declared effective by the SEC. We may terminate our primary initial public offering at any time.
On February 14, 2013, we filed a registration statement on Form S-11 with the SEC to register the Follow-on Offering. Pursuant to the Follow-on Offering registration statement, we propose to register up to $2,000,000,000 of shares of common stock for sale to the public in the primary offering. We also expect to register up to $760,000,000 of shares of common stock pursuant to our dividend reinvestment plan in the Follow-on Offering.
We can give no assurance that we will commence or complete the Follow-on Offering. Our offering stage will depend on a number of considerations, including the composition of our portfolio and opportunities in the market for real estate investments. We will continue to monitor these factors and we may adjust the termination date of our offering stage as necessary should these factors change.

We plan to continue to offer shares under our dividend reinvestment plan beyond the termination of the offering stage for our primary offering until we have sold 80,000,000 shares through the reinvestment of distributions. In many states, we will need to renew the registration statement or file a new registration statement to continue the dividend reinvestment plan offering for these periods. We may terminate the dividend reinvestment plan offering at any time.
During the nine months ended September 30, 2013, we acquired four office properties. Our cash needs for those investments were met with proceeds from this offering and debt financing. Operating cash needs during the same period were met through cash flow generated by our real estate properties and real-estate related investment.
Our investments in real estate generate cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures, debt service payments, the payment of asset management fees and corporate general and administrative expenses. Cash flows from operations from our real estate investments is primarily dependent upon the occupancy level of our portfolio, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of September 30, 2013, we owned ten office properties that were collectively 90% occupied.
Our real estate-related investment generates cash flow in the form of interest income, which is reduced by loan servicing fees, the payment of asset management fees and corporate general and administrative expenses. Cash flows from operations from our real estate-related investment is primarily dependent on the operating performance of the underlying collateral and the borrower’s ability to make its debt service payments. As of September 30, 2013, the borrower under our real estate loan receivable was current on all contractual debt service payments to us.
As of September 30, 2013, we had mortgage debt obligations in the aggregate principal amount of $403.9 million, all of which mature between 2016 and 2018. As of September 30, 2013, we had $31.7 million of revolving debt available for future disbursements under a portfolio loan, subject to certain conditions set forth in the loan agreement.
We made distributions to our stockholders during the nine months ended September 30, 2013 using a combination of cash flows from operations and debt financing. We believe that our cash flows from operations, cash on hand, proceeds from our dividend reinvestment plan and anticipated financing activities are sufficient to meet our liquidity needs for the foreseeable future.
Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expenses for the four fiscal quarters ended September 30, 2013 did not exceed the charter-imposed limitation.
Cash Flows from Operating Activities
We commenced operations in connection with the origination of our first investment on June 24, 2011. As of September 30, 2013, we owned ten office properties and one real estate loan receivable. During the nine months ended September 30, 2013, net cash provided by operating activities was $17.0 million. We expect that our cash flows from operating activities will increase in future periods as a result of owning investments acquired in 2013 for an entire period and anticipated future acquisitions of real estate investments.
Cash Flows from Investing Activities
Net cash used in investing activities was $395.1 million for the nine months ended September 30, 2013 and primarily consisted of the following:

•	$388.6 million for the acquisition of four real estate properties;

•	$5.5 million of improvements to real estate; and

•	$1.0 million of funding obligations under our real estate loan receivable.

Cash Flows from Financing Activities
Our cash flows from financing activities consist primarily of proceeds from this offering, debt financings and distributions paid to our stockholders. During the nine months ended September 30, 2013, net cash provided by financing activities was $494.1 million and primarily consisted of the following:

•	$280.2 million of net cash provided by debt financing as a result of proceeds from notes payable of $284.1 million, partially offset by payments of deferred financing costs of $3.9 million;

•
$224.7 million of net cash provided by offering proceeds related to this offering, net of payments of commissions, dealer manager fees and other organization and offering expenses of $28.0 million, including $0.9 million of other organization and offering expenses related to the Follow-on Offering;

•	$9.1 million of net cash distributions, after giving effect to distributions reinvested by stockholders of $8.0 million; and

•	$1.6 million of cash used for redemptions of common stock.
Once we have fully invested the proceeds of our public offerings, we expect that our debt financing and other liabilities will be between 35% and 65% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). We expect our debt financing related to the acquisition of core properties to be between 45% and 65% of the aggregate cost of all such assets. We expect our debt financing related to the acquisition or origination of real estate-related investments to be between 0% and 65% of the aggregate cost of all such assets, depending upon the availability of such financings in the marketplace. Though this is our target leverage, our charter does not limit our leverage until our total liabilities would exceed 75% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves), and we may exceed this limit with the approval of the conflicts committee of our board of directors. To the extent financing in excess of this limit is available on attractive terms, our conflicts committee may approve debt in excess of this limit. As of September 30, 2013, our borrowings and other liabilities were approximately 50% of both the cost (before depreciation and other noncash reserves) and book value (before depreciation) of our tangible assets, respectively.
In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and our dealer manager. Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to pay fees to and reimburse our advisor, our dealer manager and/or their affiliates, as applicable, for organization and other offering costs related to our public offering.  See the discussion under “— Organization and Offering Costs” below. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our advisor in providing services to us.
Among the fees payable to our advisor is an asset management fee. With respect to investments in real property, the asset management fee is a monthly fee equal to one-twelfth of 0.75% of the amount paid or allocated to acquire the investment, plus the cost of any subsequent development, construction or improvements to the property. This amount includes any portion of the investment that was debt financed and is inclusive of acquisition expenses related thereto (but excludes acquisition fees paid or payable to our advisor). In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment. With respect to investments in loans and any investments other than real property, the asset management fee is a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount actually paid or allocated to acquire or fund the loan or other investment (which amount includes any portion of the investment that was debt financed and is inclusive of acquisition or origination expenses related thereto but is exclusive of acquisition or origination fees paid or payable to our advisor) and (ii) the outstanding principal amount of such loan or other investment, plus the acquisition or origination expenses related to the acquisition or funding of such investment (excluding acquisition or origination fees paid or payable to our advisor), as of the time of calculation.
The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and our conflicts committee. On September 27, 2013, we renewed the advisory agreement with our advisor.

Contractual Commitments and Contingencies
The following is a summary of our contractual obligations as of September 30, 2013 (in thousands):

		Payments Due During the Years Ended December 31,
Contractual Obligations	Total	Remainder of 2013	2014-2015	2016-2017	Thereafter
Outstanding debt obligations (1)	$403,890	$—	$—	$328,890	$75,000
Interest payments on outstanding debt obligations (2)	37,270	2,636	20,920	13,207	507
Outstanding funding obligations under real estate loan receivable	9,270	(3)	(3)	(3)	—
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(1) Amounts include principal payments only.
(2) Projected interest payments are based on the outstanding principal amounts and interest rates in effect as of September 30, 2013 (consisting of the contractual interest rate and the effect of interest rate swaps, if applicable). We incurred interest expense of $5.5 million, excluding amortization of deferred financing costs totaling $0.9 million, during the nine months ended September 30, 2013.
(3) On June 24, 2011, we originated the Aberdeen First Mortgage Loan. As of September 30, 2013, we had disbursed $14.6 million to the borrower under the Aberdeen First Mortgage Loan and another $9.3 million remained available for future funding, subject to certain conditions set forth in the loan agreement. This amount does not have a fixed funding date, but may be funded at any time prior to maturity or the earlier payoff of the loan, subject to certain conditions set forth in the loan agreement. The Aberdeen First Mortgage Loan matures on July 1, 2016.
Results of Operations
Overview
Our results of operations as of September 30, 2013 are not indicative of those expected in future periods, as we broke escrow in this offering on March 24, 2011 and have since been raising money in and investing the proceeds from this offering. As of September 30, 2012, we owned five office properties and one real estate loan receivable. As of September 30, 2013, we owned ten office properties and one real estate loan receivable. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of owning the investments acquired in 2013 for an entire period and anticipated future acquisitions of real estate investments. As a result, the results of operations presented for the three and nine months ended September 30, 2013 and 2012 are not directly comparable.
Comparison of the three months ended September 30, 2013 versus the three months ended September 30, 2012
The following table provides summary information about our results of operations for the three months ended September 30, 2013 and 2012 (dollar amounts in thousands):

	Three Months Ended September 30,		Increase (Decrease)	Percentage Change	$ Change Due to Acquisitions/ Originations (1)	$ Change Due to Properties or Loans Held Throughout Both Periods (2)
	2013	2012
Rental income	$18,321	$6,611	$11,710	177%	$11,330	$380
Tenant reimbursements	4,367	1,396	2,971	213%	2,905	66
Interest income from real estate loan receivable	271	231	40	17%	—	40
Other operating income	516	62	454	100%	505	(51)
Operating, maintenance and management costs	6,170	2,044	4,126	202%	4,191	(65)
Real estate taxes and insurance	3,537	1,419	2,118	149%	2,403	(285)
Asset management fees to affiliate	1,375	529	846	160%	853	(7)
Real estate acquisition fees and expenses	8	—	8	n/a	8	n/a
General and administrative expenses	648	520	128	25%	n/a	n/a
Depreciation and amortization	10,451	4,118	6,333	154%	6,392	(59)
Interest expense	3,084	1,030	2,054	199%	1,889	165
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(1) Represents the dollar amount increase (decrease) for the three months ended September 30, 2013 compared to the three months ended September 30, 2012 related to real estate and real estate-related investments acquired or originated on or after July 1, 2012.
(2) Represents the dollar amount increase (decrease) for the three months ended September 30, 2013 compared to the three months ended September 30, 2012 with respect to real estate and real estate-related investments owned by us throughout both periods presented.

Rental income and tenant reimbursements from our real estate properties increased from $8.0 million for the three months ended September 30, 2012 to $22.7 million for the three months ended September 30, 2013 primarily as a result of the growth in our real estate portfolio. We expect that our rental income and tenant reimbursements will increase in future periods as a result of anticipated future acquisitions of real estate.
Interest income from our real estate loan receivable, recognized using the interest method, increased from $0.2 million during the three months ended September 30, 2012 to $0.3 million during the three months ended September 30, 2013. The increase in interest income is a result of an increase in the overall loan balance as a result of advances made under the real estate loan receivable. We expect interest income to increase in future periods as we make advances under the real estate loan receivable and to the extent we make any additional investments in real estate loans receivable.
Operating, maintenance and management costs increased from $2.0 million for the three months ended September 30, 2012 to $6.2 million for the three months ended September 30, 2013, primarily as a result of the growth in our real estate portfolio. We expect operating, maintenance and management costs to increase in future periods as a result of anticipated future acquisitions of real estate assets.
Real estate taxes and insurance increased from $1.4 million for the three months ended September 30, 2012 to $3.5 million for the three months ended September 30, 2013, primarily as a result of the growth in our real estate portfolio. We expect real estate taxes and insurance to increase in future periods as a result of anticipated future acquisitions of real estate assets.
Asset management fees with respect to our real estate and real estate-related investments increased from $0.5 million for the three months ended September 30, 2012 to $1.4 million for the three months ended September 30, 2013, primarily as a result of the growth of our real estate portfolio. All asset management fees incurred as of September 30, 2013 have been paid. We expect asset management fees to increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments.
Depreciation and amortization increased from $4.1 million for the three months ended September 30, 2012 to $10.5 million for the three months ended September 30, 2013, primarily as a result of the growth in our real estate portfolio. We expect depreciation and amortization to increase in future periods as a result of anticipated future acquisitions of real estate assets.
Interest expense increased from $1.0 million for the three months ended September 30, 2012 to $3.1 million for the three months ended September 30, 2013. Included in interest expense is the amortization of deferred financing costs of $0.2 million and $0.3 million for the three months ended September 30, 2012 and 2013, respectively. The increase in interest expense is primarily due to increased borrowings as a result of our use of debt in acquiring real estate assets in 2012 and 2013. We expect interest expense to increase in future periods as a result of additional borrowing for anticipated future acquisitions of real estate investments.

Comparison of the nine months ended September 30, 2013 versus the nine months ended September 30, 2012
The following table provides summary information about our results of operations for the nine months ended September 30, 2013 and 2012 (dollar amounts in thousands):

	Nine Months Ended September 30,		Increase (Decrease)	Percentage Change	$ Change Due to Acquisitions/ Originations (1)	$ Change Due to Properties or Loans Held Throughout Both Periods (2)
	2013	2012
Rental income	$40,466	$14,245	$26,221	184%	$26,209	$12
Tenant reimbursements	11,348	3,395	7,953	234%	7,290	663
Interest income from real estate loan receivable	783	643	140	22%	—	140
Other operating income	920	74	846	100%	846	—
Operating, maintenance and management costs	13,607	4,007	9,600	240%	9,535	65
Real estate taxes and insurance	9,168	2,847	6,321	222%	6,109	212
Asset management fees to affiliate	3,058	1,188	1,870	157%	1,853	17
Real estate acquisition fees to affiliates	3,950	1,836	2,114	115%	2,114	n/a
Real estate acquisition fees and expenses	1,977	882	1,095	124%	1,085	n/a
General and administrative expenses	1,716	1,579	137	9%	n/a	n/a
Depreciation and amortization	23,901	9,605	14,296	149%	14,159	137
Interest expense	6,449	2,680	3,769	141%	4,026	(257)
_____________________
(1) Represents the dollar amount increase (decrease) for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 related to real estate and real estate-related investments acquired or originated on or after January 1, 2012.
(2) Represents the dollar amount increase (decrease) for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 with respect to real estate and real estate-related investments owned by us throughout both periods presented.
Rental income and tenant reimbursements from our real estate properties increased from $17.6 million for the nine months ended September 30, 2012 to $51.8 million for the nine months ended September 30, 2013 primarily as a result of the growth in our real estate portfolio. We expect that our rental income and tenant reimbursements will increase in future periods as a result of owning the real estate acquired in 2013 for an entire period and anticipated future acquisitions of real estate.
Interest income from our real estate loan receivable, recognized using the interest method, increased from $0.6 million during the nine months ended September 30, 2012 to $0.8 million during the nine months ended September 30, 2013. The increase in interest income is a result of an increase in the overall loan balance as a result of advances made under the real estate loan receivable. We expect interest income to increase in future periods as we make advances under the real estate loan receivable and to the extent we make any additional investments in real estate loans receivable.
Operating, maintenance and management costs increased from $4.0 million for the nine months ended September 30, 2012 to $13.6 million for the nine months ended September 30, 2013, primarily as a result of the growth in our real estate portfolio. We expect operating, maintenance and management costs to increase in future periods as a result of owning the real estate acquired in 2013 for an entire period and anticipated future acquisitions of real estate assets.
Real estate taxes and insurance increased from $2.8 million for the nine months ended September 30, 2012 to $9.2 million for the nine months ended September 30, 2013, primarily as a result of the growth in our real estate portfolio. The increase in real estate taxes and insurance for properties held throughout both periods was primarily due to property tax reassessments. We expect real estate taxes and insurance to increase in future periods as a result of owning the real estate acquired in 2013 for an entire period and anticipated future acquisitions of real estate assets.
Asset management fees with respect to our real estate and real estate-related investments increased from $1.2 million for the nine months ended September 30, 2012 to $3.1 million for the nine months ended September 30, 2013, primarily as a result of the growth of our real estate portfolio. All asset management fees incurred as of September 30, 2013 have been paid. We expect asset management fees to increase in future periods as a result of owning the real estate acquired in 2013 for an entire period and anticipated future acquisitions of real estate and real estate-related investments.

Real estate acquisition fees and expenses to affiliates and non-affiliates increased from $2.7 million for the nine months ended September 30, 2012 to $5.9 million for the nine months ended September 30, 2013. The increase is primarily due to the difference in the total acquisition cost for real estate acquired during the nine months ended September 30, 2012 of $182.8 million compared to the total acquisition cost for real estate acquired during the nine months ended September 30, 2013 of $390.6 million. We expect real estate acquisition fees and expenses to vary in future periods based upon acquisition and origination activity.
Depreciation and amortization increased from $9.6 million for the nine months ended September 30, 2012 to $23.9 million for the nine months ended September 30, 2013, primarily as a result of the growth in our real estate portfolio. We expect depreciation and amortization to increase in future periods as a result of owning the real estate acquired during 2013 for an entire period and anticipated future acquisitions of real estate assets.
Interest expense increased from $2.7 million for the nine months ended September 30, 2012 to $6.4 million for the nine months ended September 30, 2013. Included in interest expense is the amortization of deferred financing costs of $0.6 million and $0.9 million for the nine months ended September 30, 2012 and 2013, respectively. The increase in interest expense is primarily a result of an increased notes payable principal balance as a result of our use of debt in acquiring real estate assets in 2012 and 2013. We expect interest expense to increase in future periods as a result of additional borrowing for anticipated future acquisitions of real estate investments.
Organization and Offering Costs
Our organization and offering costs (other than selling commissions and dealer manager fees) may be paid by our advisor, our dealer manager or their affiliates on our behalf. Offering costs include all costs incurred or to be incurred by us in connection with this offering or Follow-on Offering, as the case may be. Organization costs include all costs incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate. Organization costs are expensed as incurred and offering costs in this offering, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.
Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our advisor, our dealer manager and their affiliates for organization and offering costs they incur on our behalf.  However, at the termination of this offering and at the termination of the offering pursuant to our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering. In addition, at the end of this offering and again at the end of the offering pursuant to our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that organization and offering expenses excluding underwriting compensation (which includes selling commissions, dealer manager fees and any other items viewed as underwriting compensation by the Financial Industry Regulatory Authority), exceed 2% of the gross proceeds we raised in the respective offering. We reimburse our dealer manager for underwriting compensation as discussed in the prospectus for this offering, provided that within 30 days after the end of the month in which this offering terminates, our dealer manager must reimburse us to the extent that our reimbursements cause total underwriting compensation for this offering to exceed 10% of the gross offering proceeds from this offering. We also directly pay or reimburse our dealer manager for bona fide invoiced due diligence expenses of broker dealers. However, no reimbursements made by us to our advisor or our dealer manager may cause total organization and offering expenses incurred by us (including selling commissions, dealer manager fees and all other items of organization and offering expenses) to exceed 15% of the aggregate gross proceeds from this offering and the offering pursuant to our dividend reinvestment plan as of the date of reimbursement. As of September 30, 2013, selling commissions, dealer manager fees, and organization and other offering costs did not exceed 15% of the gross offering proceeds. Through September 30, 2013, including shares issued through our dividend reinvestment plan, we had sold 53,453,100 shares in our offering for gross offering proceeds of $531.6 million and incurred selling commissions and dealer manager fees of $47.2 million and organization and other offering costs of $13.1 million in this offering.
In addition, from inception through September 30, 2013, we have incurred $0.9 million of offering costs related to the Follow-on Offering. Pursuant to the advisory agreement, our advisor would be obligated to reimburse us to the extent offering costs incurred by us in the Follow-on Offering exceed 15% of the gross offering proceeds of the offering. As of September 30, 2013, we had not yet commenced the Follow-on Offering and as such, we recorded $0.9 million as deferred financing costs, prepaid expenses and other assets on our consolidated balance sheet as of September 30, 2013.

Funds from Operations and Modified Funds from Operations
We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.
Changes in accounting rules have resulted in a substantial increase in the number of non-operating and non-cash items included in the calculation of FFO. Items such as acquisition fees and expenses, which had previously been capitalized prior to 2009, are currently expensed and accounted for as operating expenses. As a result, our management also uses modified funds from operations (“MFFO”) as an indicator of our ongoing performance as well as our dividend sustainability. MFFO excludes from FFO: acquisition fees and expenses; adjustments related to contingent purchase price obligations; amounts relating to straight-line rents and amortization of above and below market intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; amortization of closing costs relating to debt investments; impairments of real estate-related investments; mark-to-market adjustments included in net income; and gains or losses included in net income for the extinguishment or sale of debt or hedges. We compute MFFO in accordance with the definition of MFFO included in the practice guideline issued by the Investment Program Association (“IPA”) in November 2010. Our computation of MFFO may not be comparable to other REITs that do not compute MFFO in accordance with the current IPA definition or that interpret the current IPA definition differently than we do.
We believe that MFFO is helpful as a measure of ongoing operating performance because it excludes costs that management considers more reflective of investing activities and other non-operating items included in FFO.  Management believes that excluding acquisition costs from MFFO provides investors with supplemental performance information that is consistent with management’s analysis of the operating performance of the portfolio over time, including periods after our acquisition stage.  MFFO also excludes non-cash items such as straight-line rental revenue.  Additionally, we believe that MFFO provides investors with supplemental performance information that is consistent with the performance indicators and analysis used by management, in addition to net income and cash flows from operating activities as defined by GAAP, to evaluate the sustainability of our operating performance.  MFFO provides comparability in evaluating the operating performance of our portfolio with other non-traded REITs which typically have limited lives with short and defined acquisition periods and targeted exit strategies.  MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes. However, MFFO has limitations as a performance measure during the offering stage for non-traded REITs where the price of a share of common stock is a stated value and the net asset value is not established during the offering stage and for a period thereafter.  As a result, MFFO should not be used as a metric to determine or evaluate the net asset value.
FFO and MFFO are non-GAAP financial measures and do not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO and MFFO include adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization and the other items described above. Accordingly, FFO and MFFO should not be considered as alternatives to net income as an indicator of our current and historical operating performance. In addition, FFO and MFFO do not represent cash flows from operating activities determined in accordance with GAAP and should not be considered an indication of our liquidity. We believe FFO and MFFO, in addition to net income and cash flows from operating activities as defined by GAAP, are meaningful supplemental performance measures.

Although MFFO includes other adjustments, the exclusion of straight-line rent and acquisition fees and expenses are the most significant adjustments for the periods presented.  We have excluded these items based on the following economic considerations:

•
Adjustments for straight-line rent.  These are adjustments to rental revenue as required by GAAP to recognize contractual lease payments on a straight-line basis over the life of the respective lease.  We have excluded these adjustments in our calculation of MFFO to more appropriately reflect the current economic impact of our in-place leases, while also providing investors with a useful supplemental metric that addresses core operating performance by removing rent we hope to receive in a future period or rent that was received in a prior period; and

•
Acquisition fees and expenses.  Acquisition fees and expenses related to the acquisition of real estate are expensed.  Although these amounts reduce net income, we exclude them from MFFO to more appropriately present the ongoing operating performance of our real estate investments on a comparative basis.  Additionally, acquisition costs have been funded from the proceeds from this offering and debt financings and not from our operations.  We believe this exclusion is useful to investors as it allows investors to more accurately evaluate the sustainability of our operating performance.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table, along with our calculation of MFFO, for the three and nine months ended September 30, 2013 and 2012 (in thousands). No conclusions or comparisons should be made from the presentation of these periods.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2013	2012	2013	2012
Net loss	$(1,785)	$(1,354)	$(10,273)	$(6,245)
Depreciation of real estate assets	3,372	1,222	7,532	2,824
Amortization of lease-related costs	7,079	2,896	16,369	6,781
FFO	$8,666	$2,764	$13,628	$3,360
Straight-line rent and amortization of above- and below-market leases	(2,317)	(759)	(4,658)	(1,863)
Amortization of discounts and closing costs	6	5	18	16
Real estate acquisition fees to affiliate	—	—	3,950	1,836
Real estate acquisition fees and expenses	8	—	1,977	882
MFFO	$6,363	$2,010	$14,915	$4,231
FFO and MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs. We expect FFO and MFFO to improve as we continue to acquire additional real estate investments.

Distributions
Until we have fully invested the proceeds of this offering, and from time to time during our operational stage, we may not pay distributions solely from our cash flows from operations or FFO, in which case distributions may be paid in whole or in part from debt financing. Distributions declared, distributions paid and cash flows from operations were as follows for the first, second and third quarters of 2013 (in thousands, except per share amounts):

	Distributions Declared (1)	Distributions Declared Per Share (1) (2)	Distributions Paid (3)			Cash Flows Provided by Operating Activities	Sources of Distributions Paid
Period			Cash	Reinvested	Total		Amount Paid from Cash Flows From Operating Activities/Percentage of Distributions Paid		Amount Paid from Borrowings/Percentage of Distributions Paid
First Quarter 2013	$4,761	$0.160	$2,427	$2,056	$4,483	$1,498	$1,498	/ 33%	$2,985	/ 67%
Second Quarter 2013	5,934	0.162	2,951	2,602	5,553	4,173	4,173	/ 75%	1,380	/ 25%
Third Quarter 2013	7,688	0.164	3,769	3,301	7,070	11,350	7,070	/ 100%	—	/ 0%
	$18,383	$0.486	$9,147	$7,959	$17,106	$17,021	$12,741	/ 74%	$4,365	/ 26%
_____________________

(1)	Distributions for the period from January 1, 2013 through September 30, 2013 were based on daily record dates and were calculated at a rate of $0.00178082 per share per day.

(2)	Assumes share was issued and outstanding each day during the periods presented.

(3)	Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid on or about the first business day of the following month.
For the nine months ended September 30, 2013, we paid aggregate distributions of $17.1 million, including $9.1 million of distributions paid in cash and $8.0 million of distributions reinvested through our dividend reinvestment plan. Our net loss for the nine months ended September 30, 2013 was $10.3 million. FFO for the nine months ended September 30, 2013 was $13.6 million and cash flows provided by operations was $17.0 million. See the reconciliation of FFO to net loss above. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $12.8 million of cash flows from operations and $4.3 million of debt financing. For purposes of determining the source of our distributions paid, we assume first that we use cash flows from operations from the relevant periods to fund distribution payments.
From inception through September 30, 2013, we paid cumulative distributions of $30.4 million and our cumulative net loss during the same period was $20.4 million. To the extent that we pay distributions from sources other than our cash flows provided by operations, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.
Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations and FFO (except with respect to distributions related to sales of our assets and distributions related to the repayment of principal under investments we make in mortgage, mezzanine and other loans). However, we expect to have little, if any, cash flows from operations available for distribution until we make substantial investments. During our offering stage, when we may raise capital in this offering (and possibly future offerings) more quickly than we acquire income-producing assets, and from time to time during our operational stage, we may not pay distributions solely from our cash flows from operations. Further, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under “Risk Factors” in the prospectus, in supplement no. 16 and in this supplement. Those factors include: our ability to continue to raise capital to make additional investments; the future operating performance of our investments and future investments in the existing real estate and financial environment; our advisor’s ability to identify investments that are suitable to execute our investment objectives; the success and economic viability of our tenants; the ability of our borrowers and their sponsors to continue to make their debt service payments and/or to repay their loans upon maturity; our ability to refinance existing indebtedness at comparable terms; changes in interest rates on any variable rate debt obligations we incur; and the level of participation in our dividend reinvestment plan. In the event our FFO and/or cash flows from operations decrease in the future, the level of our distributions may also decrease.  In addition, future distributions declared and paid may exceed FFO and/or cash flows from operations.

Critical Accounting Policies
Our consolidated interim financial statements have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of our financial statements requires significant management judgments, assumptions and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. A discussion of the accounting policies that management considers critical in that they involve significant management judgments, assumptions and estimates is included in our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC. There have been no significant changes to our policies during 2013.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	September 30, 2013	December 31, 2012
	(unaudited)
Assets
Real estate:
Land	$87,723	$32,384
Buildings and improvements	552,558	246,258
Tenant origination and absorption costs	86,272	40,418
Total real estate, cost	726,553	319,060
Less accumulated depreciation and amortization	(35,671)	(14,090)
Total real estate, net	690,882	304,970
Real estate loan receivable, net	14,667	13,691
Cash and cash equivalents	139,615	23,518
Rents and other receivables, net	7,477	3,545
Above-market leases, net	715	881
Deferred financing costs, prepaid expenses and other assets	9,646	2,779
Total assets	$863,002	$349,384
Liabilities and stockholders’ equity
Notes payable	$403,890	$119,800
Accounts payable and accrued liabilities	15,873	8,054
Due to affiliates	5	16
Distributions payable	2,742	1,465
Below-market leases, net	16,751	5,152
Other liabilities	8,848	2,872
Total liabilities	448,109	137,359
Commitments and contingencies (Note 13)
Redeemable common stock	11,556	4,804
Stockholders’ equity
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 53,228,785 and 27,148,131 shares issued and outstanding as of September 30, 2013 and December 31, 2012, respectively	532	271
Additional paid-in capital	457,112	231,792
Accumulated other comprehensive loss	(809)	—
Cumulative distributions and net losses	(53,498)	(24,842)
Total stockholders’ equity	403,337	207,221
Total liabilities and stockholders’ equity	$863,002	$349,384
See accompanying condensed notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Revenues:
Rental income	$18,321	$6,611	$40,466	$14,245
Tenant reimbursements	4,367	1,396	11,348	3,395
Interest income from real estate loan receivable	271	231	783	643
Other operating income	516	62	920	74
Total revenues	23,475	8,300	53,517	18,357
Expenses:
Operating, maintenance and management	6,170	2,044	13,607	4,007
Real estate taxes and insurance	3,537	1,419	9,168	2,847
Asset management fees to affiliate	1,375	529	3,058	1,188
Real estate acquisition fees to affiliates	—	—	3,950	1,836
Real estate acquisition fees and expenses	8	—	1,977	882
General and administrative expenses	648	520	1,716	1,579
Depreciation and amortization	10,451	4,118	23,901	9,605
Interest expense	3,084	1,030	6,449	2,680
Total expenses	25,273	9,660	63,826	24,624
Other income:
Other interest income	13	6	36	22
Net loss	$(1,785)	$(1,354)	$(10,273)	$(6,245)
Net loss per common share, basic and diluted	$(0.04)	$(0.06)	$(0.27)	$(0.36)
Weighted-average number of common shares outstanding, basic and diluted	46,920,861	21,450,066	37,808,801	17,243,961
See accompanying condensed notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited)
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net loss	$(1,785)	$(1,354)	$(10,273)	$(6,245)
Other comprehensive loss:
Unrealized losses on derivative instruments	(1,445)	—	(809)	—
Total other comprehensive loss	(1,445)	—	(809)	—
Total comprehensive loss	$(3,230)	$(1,354)	$(11,082)	$(6,245)

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Year Ended December 31, 2012 and the Nine Months Ended September 30, 2013 (unaudited)
(dollars in thousands)

			Additional Paid-in Capital	Cumulative Distributions and Net Losses	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Common Stock
	Shares	Amounts
Balance at December 31, 2011	10,468,043	$105	$88,801	$(4,635)	$—	$84,271
Issuance of common stock	16,755,000	167	166,690	—	—	166,857
Transfers to redeemable common stock	—	—	(4,501)	—	—	(4,501)
Redemptions of common stock	(74,912)	(1)	(739)	—	—	(740)
Distributions declared	—	—	—	(12,525)	—	(12,525)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(14,972)	—	—	(14,972)
Other offering costs	—	—	(3,487)	—	—	(3,487)
Net loss	—	—	—	(7,682)	—	(7,682)
Balance, December 31, 2012	27,148,131	$271	$231,792	$(24,842)	$—	$207,221
Net loss	—	—	—	(10,273)	—	(10,273)
Other comprehensive loss	—	—	—	—	(809)	(809)
Issuance of common stock	26,250,057	263	260,447	—	—	260,710
Transfers to redeemable common stock	—	—	(6,315)	—	—	(6,315)
Redemptions of common stock	(169,403)	(2)	(1,642)	—	—	(1,644)
Distributions declared	—	—	—	(18,383)	—	(18,383)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(22,757)	—	—	(22,757)
Other offering costs	—	—	(4,413)	—	—	(4,413)
Balance, September 30, 2013	53,228,785	$532	$457,112	$(53,498)	$(809)	$403,337
See accompanying condensed notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands)

	Nine Months Ended September 30,
	2013	2012
Cash Flows from Operating Activities:
Net loss	$(10,273)	$(6,245)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	23,901	9,605
Noncash interest income on real estate-related investment	18	16
Deferred rents	(3,493)	(1,592)
Allowance for doubtful accounts	135	—
Amortization of above- and below-market leases, net	(1,165)	(271)
Amortization of deferred financing costs	877	647
Changes in operating assets and liabilities:
Rents and other receivables	(516)	(476)
Deferred financing costs, prepaid expenses and other assets	(2,099)	(1,301)
Accounts payable and accrued liabilities	4,704	2,976
Other liabilities	4,932	948
Due to affiliates	—	9
Net cash provided by operating activities	17,021	4,316
Cash Flows from Investing Activities:
Acquisitions of real estate	(388,608)	(182,808)
Improvements to real estate	(5,451)	(1,182)
Advances on real estate loans receivable	(1,031)	(2,372)
Principal repayments on real estate loan receivable	37	—
Net cash used in investing activities	(395,053)	(186,362)
Cash Flows from Financing Activities:
Proceeds from notes payable	284,090	134,250
Payments on notes payable	—	(45,900)
Payments of deferred financing costs	(3,895)	(1,544)
Proceeds from issuance of common stock	252,751	124,377
Payments to redeem common stock	(1,644)	(740)
Payments of commissions on stock sales and related dealer manager fees	(22,757)	(11,601)
Payments of other offering costs	(5,269)	(2,755)
Distributions paid to common stockholders	(9,147)	(4,241)
Net cash provided by financing activities	494,129	191,846
Net increase in cash and cash equivalents	116,097	9,800
Cash and cash equivalents, beginning of period	23,518	37,179
Cash and cash equivalents, end of period	$139,615	$46,979
Supplemental Disclosure of Cash Flow Information:
Interest paid	$4,923	$1,864
Supplemental Disclosure of Noncash Transactions:
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$7,959	$3,471
Increase in other offering costs payable	$81	$9
Increase in distributions payable	$1,277	$680
Increase in capital expenses payable	$667	$1,137
Liabilities assumed in connection with real estate acquisition	$1,949	$—
Increase in lease commissions payable	$417	$300
See accompanying condensed notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(unaudited)

1.	ORGANIZATION
KBS Real Estate Investment Trust III, Inc. (the “Company”) was formed on December 22, 2009 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2011. Substantially all of the Company’s business is expected to be conducted through KBS Limited Partnership III (the “Operating Partnership”), a Delaware limited partnership. The Company is the sole general partner of and owns a 0.1% partnership interest in the Operating Partnership. KBS REIT Holdings III LLC (“REIT Holdings III”), the limited partner of the Operating Partnership, owns the remaining 99.9% interest in the Operating Partnership and is its sole limited partner. The Company is the sole member and manager of REIT Holdings III.
Subject to certain restrictions and limitations, the business of the Company is externally managed by KBS Capital Advisors LLC (the “Advisor”), an affiliate of the Company, pursuant to an advisory agreement the Company entered into with the Advisor (the “Advisory Agreement”). On January 26, 2010, the Company issued 20,000 shares of its common stock to the Advisor at a purchase price of $10.00 per share. As of September 30, 2013, the Advisor owned 20,000 shares of the Company’s common stock.
The Company intends to invest in a diverse portfolio of real estate investments. The primary types of properties the Company expects to invest in include office, industrial and retail properties located throughout the United States. All such real estate assets may be acquired directly by the Company or the Operating Partnership, though the Company may invest in other entities that make similar investments. The Company expects its primary investment focus to be core properties. The Company also currently expects to allocate between 0 and 20% of its portfolio to real estate-related investments such as mortgage, mezzanine, bridge and other loans; debt and derivative securities related to real estate assets, including mortgage-backed securities; and the equity securities of other REITs and real estate companies. As of September 30, 2013, the Company owned ten office properties and one first mortgage loan secured by a deed of trust.
On February 4, 2010, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of 250,000 shares and a maximum of 280,000,000 shares of common stock for sale to the public (the “Offering”), of which 80,000,000 shares are being offered pursuant to the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on October 26, 2010, and the Company retained KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Company, to serve as the dealer manager of the Offering pursuant to a dealer manager agreement, as amended and restated (the “Dealer Manager Agreement”). As described above, the Company intends to use substantially all of the net proceeds from the Offering to invest in a diverse portfolio of real estate investments.
On March 24, 2011, the Company broke escrow in the Offering and through September 30, 2013, the Company had sold 53,453,100 shares of common stock for gross offering proceeds of $531.6 million including 1,467,331 shares of common stock under its dividend reinvestment plan for gross offering proceeds of $13.9 million. The Company has extended the closing date of its primary initial public offering until the earlier of the sale of all 200,000,000 shares, April 24, 2014 or the date the registration statement relating to the Company’s proposed follow-on public offering (the “Follow-on Offering”) is declared effective by the SEC.
As of September 30, 2013, the Company had redeemed 244,315 shares sold in the Offering for $2.4 million.
On February 14, 2013, the Company filed a registration statement on Form S-11 with the SEC to register the Follow-on Offering. Pursuant to the Follow-on Offering registration statement, the Company proposes to register up to $2,000,000,000 of shares of common stock for sale to the public in the primary Follow-on Offering. The Company also expects to register up to $760,000,000 of shares of common stock pursuant to the Company’s dividend reinvestment plan in the Follow-on Offering.
The Company can give no assurance that it will commence or complete the Follow-on Offering. Its offering stage will depend on a number of considerations, including the composition of its portfolio and opportunities in the market for real estate investments. The Company will continue to monitor these factors and may adjust the termination date of its offering stage as necessary should these factors change.
The Company plans to continue to offer shares under its dividend reinvestment plan beyond the termination of the offering stage for its primary offering until it has sold 80,000,000 shares through the reinvestment of distributions.
The Company may terminate either offering at any time.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2013
(unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
There have been no significant changes to the Company’s accounting policies since it filed its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2012, except for the addition of an accounting policy with respect to derivative instruments. For further information about the Company’s accounting policies, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2012 included in the Company’s Annual Report on Form 10-K filed with the SEC.
Principles of Consolidation and Basis of Presentation
The accompanying unaudited consolidated financial statements and condensed notes thereto have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the financial statements for the unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Operating results for the three and nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.
The consolidated financial statements include the accounts of the Company, REIT Holdings III, the Operating Partnership and their direct and indirect wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements and condensed notes thereto in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.
Derivative Instruments
The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates on its variable rate notes payable. The Company records these derivative instruments at fair value on the accompanying consolidated balance sheets. Derivative instruments designated and qualifying as a hedge of the exposure to variability in expected future cash flows or other types of forecasted transactions are considered cash flow hedges. The change in fair value of the effective portion of a derivative instrument that is designated as a cash flow hedge is recorded as other comprehensive income (loss) on the accompanying consolidated statements of comprehensive income (loss) and consolidated statements of equity. The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria are recorded as gain or loss on derivative instruments in the accompanying consolidated statements of operations.
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes designating all derivative instruments that are part of a hedging relationship to specific forecasted transactions or recognized obligations on the consolidated balance sheets. The Company also assesses and documents, both at the hedging instrument’s inception and on a quarterly basis thereafter, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting changes in cash flows associated with the respective hedged items. When the Company determines that a derivative instrument ceases to be highly effective as a hedge, or that it is probable the underlying forecasted transaction will not occur, the Company discontinues hedge accounting prospectively and reclassifies amounts recorded to accumulated other comprehensive income (loss) to earnings.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2013
(unaudited)

Per Share Data
Basic net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the three and nine months ended September 30, 2013 and 2012, respectively.
Distributions declared per common share were $0.164 and $0.486 for the three and nine months ended September 30, 2013, respectively. Distributions declared per common share were $0.164 and $0.486 for the three and nine months ended September 30, 2012, respectively. Distributions declared per common share assumes each share was issued and outstanding each day during the three and nine months ended September 30, 2013 and 2012, respectively. For each day that was a record date for distributions during the three and nine months ended September 30, 2013 and 2012, distributions were calculated at a rate of $0.00178082 per share per day. Each day during the period from January 1, 2013 through September 30, 2013 was a record date for distributions. Each day during the periods from January 1, 2012 through February 28, 2012 and March 1, 2012 through September 30, 2012 was a record date for distributions.
Segments
The Company’s segments are based on the Company’s method of internal reporting, which classifies its operations by investment type: real estate and real estate-related. For financial data by segment, see Note 11, “Segment Information.”
Recently Issued Accounting Standards Update
In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU No. 2013-02”). ASU No. 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. An entity is also required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by respective line items of net income only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about these amounts, such as when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period. ASU No. 2013-02 is effective for reporting periods beginning after December 31, 2012. The adoption of ASU No. 2013-02 did not have a material impact on the Company’s consolidated financial statements.

3.	RECENT ACQUISITIONS OF REAL ESTATE
During the nine months ended September 30, 2013, the Company acquired the following properties (in thousands):

						Intangibles
Property Name	City	State	Acquisition Date	Land	Building and Improvements	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities	Total Purchase Price
RBC Plaza	Minneapolis	MN	01/31/2013	$16,951	$92,366	$16,825	$31	$(2,151)	$124,022
One Washingtonian Center	Gaithersburg	MD	06/19/2013	14,400	62,118	12,217	26	(4,702)	84,059
Preston Commons	Dallas	TX	06/19/2013	17,188	84,249	12,081	—	(4,433)	109,085
Sterling Plaza	Dallas	TX	06/19/2013	6,800	62,041	6,251	41	(1,742)	73,391
				$55,339	$300,774	$47,374	$98	$(13,028)	$390,557

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2013
(unaudited)

The intangible assets and liabilities acquired in connection with these acquisitions have weighted-average amortization periods as of the date of acquisition as follows (in years):

	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities
RBC Plaza	7.9	2.2	8.2
One Washingtonian Center	9.4	4.2	10.0
Preston Commons	6.1	—	6.1
Sterling Plaza	4.6	3.0	6.0
The Company recorded each real estate acquisition as a business combination and expensed $5.9 million of acquisition costs. For the nine months ended September 30, 2013, the Company recognized $21.5 million of total revenues and $13.8 million of operating expenses from these properties.

4.	REAL ESTATE
As of September 30, 2013, the Company’s real estate portfolio was composed of ten office properties encompassing in the aggregate approximately 3.3 million rentable square feet. As of September 30, 2013, the Company’s real estate portfolio was collectively 90% occupied. The following table summarizes the Company’s investments in real estate as of September 30, 2013 (in thousands):

Property	Date Acquired	City	State	Property Type	Total Real Estate at Cost	Accumulated Depreciation and Amortization	Total Real Estate, Net
Domain Gateway	09/29/2011	Austin	TX	Office	$47,374	$(4,393)	$42,981
Las Cimas IV	10/28/2011	Austin	TX	Office	35,785	(4,040)	31,745
Town Center	03/27/2012	Plano	TX	Office	119,198	(9,934)	109,264
McEwen Building	04/30/2012	Franklin	TN	Office	40,326	(3,086)	37,240
Gateway Tech Center	05/09/2012	Salt Lake City	UT	Office	30,003	(2,678)	27,325
Tower on Lake Carolyn	12/21/2012	Irving	TX	Office	48,306	(2,601)	45,705
RBC Plaza	01/31/2013	Minneapolis	MN	Office	126,867	(4,537)	122,330
One Washingtonian Center	06/19/2013	Gaithersburg	MD	Office	88,797	(1,307)	87,490
Preston Commons	06/19/2013	Dallas	TX	Office	114,383	(1,714)	112,669
Sterling Plaza	06/19/2013	Dallas	TX	Office	75,514	(1,381)	74,133
					$726,553	$(35,671)	$690,882
Operating Leases
The Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of September 30, 2013, the leases had remaining terms, excluding options to extend, of up to 10.3 years with a weighted-average remaining term of 5.1 years. Some of the leases have provisions to extend the term of the leases, options for early termination for all or a part of the leased premises after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires a security deposit from the tenant in the form of a cash deposit and/or a letter of credit. The amount required as a security deposit varies depending upon the terms of the respective lease and the creditworthiness of the tenant, but generally is not a significant amount. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to tenant leases are included in other liabilities in the accompanying consolidated balance sheets and totaled $3.0 million and $1.7 million as of September 30, 2013 and December 31, 2012, respectively.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2013
(unaudited)

During the nine months ended September 30, 2013 and 2012, the Company recognized deferred rent from tenants of $3.5 million and $1.6 million, respectively. As of September 30, 2013 and December 31, 2012, the cumulative deferred rent balance was $6.3 million and $2.6 million, respectively, and is included in rents and other receivables on the accompanying balance sheets.
As of September 30, 2013, the future minimum rental income from the Company’s properties under its non-cancelable operating leases was as follows (in thousands):

October 1, 2013 through December 31, 2013	$16,157
2014	65,334
2015	60,634
2016	55,188
2017	48,401
Thereafter	141,782
$387,496
As of September 30, 2013, the Company’s highest tenant industry concentrations (greater than 10% of annualized base rent) were as follows:

Industry	Number of Tenants	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent
Finance	70	$18,284	26.0%
Accommodation & Food	14	7,158	10.2%
		$25,442	36.2%
_____________________
(1) Annualized base rent represents annualized contractual base rental income as of September 30, 2013, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.
As of September 30, 2013, no other tenant industries accounted for more than 10% of annualized base rent and no tenant accounted for more than 10% of the annualized base rent. No material tenant credit issues have been identified at this time.
Geographic Concentration Risk
As of September 30, 2013, the Company’s net investments in real estate in Texas, Minnesota and Maryland represented 48%, 14% and 10% of the Company’s total assets, respectively.  As a result, the geographic concentration of the Company’s portfolio makes it particularly susceptible to adverse economic developments in the Texas, Minnesota and Maryland real estate markets.  Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect the Company’s operating results and its ability to make distributions to stockholders.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2013
(unaudited)

5.	TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS AND BELOW-MARKET LEASE LIABILITIES
As of September 30, 2013 and December 31, 2012, the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities (excluding fully amortized assets and liabilities and accumulated amortization) were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Cost	$86,272	$40,418	$1,020	$1,025	$(18,601)	$(5,659)
Accumulated Amortization	(14,458)	(6,268)	(305)	(144)	1,850	507
Net Amount	$71,814	$34,150	$715	$881	$(16,751)	$(5,152)
Increases (decreases) in net income as a result of amortization of the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities for the three and nine months ended September 30, 2013 and 2012 were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	For the Three Months Ended September 30,		For the Three Months Ended September 30,		For the Three Months Ended September 30,
	2013	2012	2013	2012	2013	2012
Amortization	$(4,204)	$(1,885)	$(100)	$(45)	$753	$157

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	For the Nine Months Ended September 30,		For the Nine Months Ended September 30,		For the Nine Months Ended September 30,
	2013	2012	2013	2012	2013	2012
Amortization	$(9,710)	$(4,565)	$(264)	$(86)	$1,429	$357

6.	REAL ESTATE LOAN RECEIVABLE
As of September 30, 2013 and December 31, 2012, the Company, through an indirect wholly owned subsidiary, had originated one real estate loan receivable as follows (dollars in thousands):

Loan Name Location of Related Property or Collateral	Date Originated	Property Type	Loan Type	Outstanding Principal Balance as of September 30, 2013 (1)	Book Value as of September 30, 2013 (2)	Book Value as of December 31, 2012 (2)	Contractual Interest Rate (3)	Annualized Effective Interest Rate (3)	Maturity Date
Aberdeen First Mortgage Origination (4)
Dallas, Texas	06/24/2011	Office	Mortgage	$14,593	$14,667	$13,691	7.5%	7.5%	07/01/2016
_____________________
(1) Outstanding principal balance as of September 30, 2013 represents original principal balance outstanding under the loan, increased for any subsequent fundings and reduced for any principal paydowns.
(2) Book value represents outstanding principal balance, adjusted for unamortized origination fees and direct origination and acquisition costs.
(3) Contractual interest rate is the stated interest rate on the face of the loan. Annualized effective interest rate is calculated as the actual interest income recognized in 2013, using the interest method, divided by the average amortized cost basis of the investment. The contractual interest rate and annualized effective interest rate presented are as of September 30, 2013.
(4) As of September 30, 2013, $14.6 million had been disbursed under the Aberdeen First Mortgage Loan and an additional $9.3 million remained available for future funding, subject to certain conditions set forth in the loan agreement.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2013
(unaudited)

The following summarizes the activity related to the real estate loan receivable for the nine months ended September 30, 2013 (in thousands):

Real estate loan receivable - December 31, 2012	$13,691
Advances on real estate loan receivable	1,031
Principal repayments received on real estate loan receivable	(37)
Amortization of closing costs and origination fees on originated real estate loan receivable	(18)
Real estate loan receivable - September 30, 2013	$14,667

For the three and nine months ended September 30, 2013 and 2012, interest income from the real estate loan receivable consisted of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Contractual interest income	$277	$236	$801	$659
Amortization of closing costs and origination fees	(6)	(5)	(18)	(16)
Interest income from real estate loan receivable	$271	$231	$783	$643
As of September 30, 2013, the borrower under the Aberdeen First Mortgage Loan was current on its payments. As of December 31, 2012, interest receivable from the real estate loan receivable was $0.1 million and was included in rents and other receivables.

7.	NOTES PAYABLE
As of September 30, 2013 and December 31, 2012, the Company’s notes payable consisted of the following (dollars in thousands):

	Principal as of September 30, 2013	Principal as of December 31, 2012	Contractual Interest Rate as of September 30, 2013(1)	Effective Interest Rate as of September 30, 2013 (1)	Payment Type	Maturity Date (2)
Town Center Mortgage Loan	$75,000	$56,600	One-month LIBOR + 1.85%	2.87%	Interest Only	03/27/2018
Portfolio Loan (3)	98,200	63,200	One-month LIBOR + 1.85% to 2.75%	2.03%	Interest Only	02/01/2016
RBC Plaza Mortgage Loan (4)	68,730	—	One-month LIBOR + 1.80%	2.59%	Interest Only	02/01/2017
National Office Portfolio Mortgage Loan (5)	161,960	—	One-month LIBOR + 1.50%	2.80%	Interest Only	07/01/2017
Total Notes Payable	$403,890	$119,800
_____________________
(1) Contractual interest rate represents the interest rate in effect under the loan as of September 30, 2013. Effective interest rate is calculated as the actual interest rate in effect as of September 30, 2013 (consisting of the contractual interest rate and the effect of interest rate swaps, if applicable), using interest rate indices as of September 30, 2013, where applicable. For further information regarding the Company's derivative instruments, see Note 8, “Derivative Instruments.”
(2) Represents the maturity date as of September 30, 2013; subject to certain conditions, the maturity dates of certain loans maybe extended beyond the dates shown.
(3) The Portfolio Loan is secured by Domain Gateway, Las Cimas IV, the McEwen Building, Gateway Tech Center and the Tower on Lake Carolyn. The face amount of the Portfolio Loan is $200.0 million, of which $80.0 million is term debt and $120.0 million is revolving debt. As of September 30, 2013, the outstanding balance under the loan was $98.2 million and was composed of $80.0 million of term debt and $18.2 million of revolving debt. As of September 30, 2013, an additional $31.7 million of revolving debt remained available for immediate future disbursements, subject to certain conditions set forth in the loan agreement. The remaining $70.1 million of revolving debt is available for future disbursements with the addition of one or more properties to secure the Portfolio Loan, subject to certain conditions set forth in the loan agreement.
(4) As of September 30, 2013, $68.7 million had been disbursed to the Company and $7.2 million remained available for future disbursements, subject to certain conditions set forth in the loan agreement.
(5) The National Office Portfolio Mortgage Loan is secured by One Washingtonian Center, Preston Commons and Sterling Plaza. As of September 30, 2013, $162.0 million had been disbursed to the Company and $8.8 million remained available for future disbursements, subject to certain conditions set forth in the loan agreement.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2013
(unaudited)

As of September 30, 2013 and December 31, 2012, the Company’s deferred financing costs were $3.9 million and $0.9 million, respectively, net of amortization, and are included in deferred financing costs, prepaid expenses and other assets on the accompanying consolidated balance sheets.
During the three and nine months ended September 30, 2013, the Company incurred $3.1 million and $6.4 million of interest expense, respectively. During the three and nine months ended September 30, 2012, the Company incurred $1.0 million and $2.7 million of interest expense, respectively. As of September 30, 2013 and December 31, 2012, $0.9 million and $0.2 million of interest expense was payable, respectively. Included in interest expense for the three and nine months ended September 30, 2013 is $0.3 million and $0.9 million of amortization of deferred financing costs, respectively. Included in interest expense for the three and nine months ended September 30, 2012 is $0.2 million and $0.6 million of amortization of deferred financing costs, respectively. Included in interest expense for the three and nine months ended September 30, 2013 is $0.7 million and $1.0 million of interest incurred as a result of the Company’s interest rate swap agreements, respectively.
The following is a schedule of maturities for all notes payable outstanding as of September 30, 2013 (in thousands):

October 1, 2013 through December 31, 2013	$—
2014	—
2015	—
2016	98,200
2017	230,690
Thereafter	75,000
$403,890
The Company’s notes payable contain financial debt covenants. As of September 30, 2013, the Company was in compliance with these debt covenants.

8.	DERIVATIVE INSTRUMENTS
The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates. The primary goal of the Company’s risk management practices related to interest rate risk is to prevent changes in interest rates from adversely impacting the Company’s ability to achieve its investment return objectives. The Company does not enter into the derivatives for speculative purposes.
The Company enters into interest rate swaps as a fixed rate payer to mitigate its exposure to rising interest rates on its variable rate notes payable. The value of interest rate swaps is primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated increases in interest rates, will increase the value of the fixed rate payer position and decrease the value of the variable rate payer position. As the remaining life of the interest rate swap decreases, the value of both positions will generally move towards zero. All of the Company’s interest rate swaps are designated as cash flow hedges.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2013
(unaudited)

The following table summarizes the notional and fair value of the Company’s interest rate swaps designated as cash flow hedges as of September 30, 2013 and December 31, 2012. The notional value is an indication of the extent of the Company’s involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands):

					Fair Value of Asset (Liability)	Fair Value of Asset (Liability)
Derivative Instruments	Effective Date	Maturity Date	Notional Value	Reference Rate	September 30, 2013	December 31, 2012
Interest Rate Swap	02/01/2013	02/01/2017	$68,730	One-month LIBOR/ Fixed at 0.79%	$(34)	$—
Interest Rate Swap	04/02/2013	03/27/2018	56,600	One-month LIBOR/ Fixed at 1.07%	377	—
Interest Rate Swap	05/01/2013	03/27/2018	18,400	One-month LIBOR/ Fixed at 0.86%	295	—
Interest Rate Swap (1)	07/01/2013	06/01/2018	148,000	One-month LIBOR/ Fixed at 1.41%	(1,447)	—
Total derivatives designated as hedging instruments			$291,730		$(809)	$—
_____________________
(1) The Company entered into an interest rate swap agreement with Bank of America, N.A., which effectively fixes the interest rate on a $148.0 million portion of the National Office Portfolio Mortgage Loan at 2.91% from July 1, 2013 through May 31, 2017, and which will fix the interest rate on $100.0 million at 2.91% from June 1, 2017 through May 31, 2018.
Asset derivatives are recorded as deferred financing costs, prepaid expenses and other assets on the accompanying consolidated balance sheets, and liability derivatives are recorded as other liabilities on the accompanying consolidated balance sheets. The change in fair value of the effective portion of a derivative instrument that is designated as a cash flow hedge is recorded as other comprehensive income (loss) on the accompanying consolidated statements of comprehensive loss and accompanying consolidated statements of stockholders’ equity. The Company recorded unrealized losses of $1.4 million and $0.8 million on derivative instruments designated as cash flow hedges in accumulated other comprehensive income during the three and nine months ended September 30, 2013, respectively. Amounts in other comprehensive income will be reclassified into earnings in the periods in which earnings are affected by the hedged cash flows. As a result of utilizing derivative instruments designated as cash flow hedges to hedge its variable rate notes payable, the Company recognized an additional $0.7 million and $1.0 million of interest expense related to the effective portion of cash flow hedges during the three and nine months ended September 30, 2013, respectively. The change in fair value of the ineffective portion is recognized directly in earnings. During the three and nine months ended September 30, 2013, there was no ineffective portion related to the change in fair value of the cash flow hedges. During the next 12 months, the Company expects to recognize additional interest expense related to derivative instruments designated as cash flow hedges. The present value of the additional interest expense expected to be recognized over the next 12 months totaled $2.8 million as of September 30, 2013 and was included in accumulated other comprehensive income.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2013
(unaudited)

9.	FAIR VALUE DISCLOSURES
Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.
The fair value for certain financial instruments is derived using a combination of market quotes, pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of assets and liabilities for which it is practicable to estimate the fair value:
Cash and cash equivalents, rent and other receivables, and accounts payable and accrued liabilities: These balances approximate their fair values due to the short maturities of these items.
Real estate loan receivable: The Company’s real estate loan receivable is presented in the accompanying consolidated balance sheets at its amortized cost net of recorded loan loss reserves and not at fair value. The fair value of the real estate loan receivable was estimated using an internal valuation model that considered the expected cash flows for the loan, underlying collateral values (for collateral-dependent loans) and estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. The Company classifies these inputs as Level 3 inputs.
Derivative instruments: The Company’s derivative instruments are presented at fair value on the accompanying consolidated balance sheets. The valuation of these instruments is determined by a third-party expert using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair values of interest rate swaps are estimated using the market standard methodology of netting the discounted fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of interest rates (forward curves) derived from observable market interest rate curves. In addition, credit valuation adjustments, which consider the impact of any credit risks to the contracts, are incorporated in the fair values to account for potential nonperformance risk.
Notes payable: The fair values of the Company’s notes payable are estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of a liability in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2013
(unaudited)

The following were the face values, carrying amounts and fair values of the Company’s real estate loan receivable and notes payable as of September 30, 2013 and December 31, 2012, which carrying amounts generally do not approximate the fair values (in thousands):

	September 30, 2013			December 31, 2012
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial assets:
Real estate loan receivable	$14,593	$14,667	$14,447	$13,599	$13,691	$13,563
Financial liabilities:
Notes payable	$403,890	$403,890	$402,264	$119,800	$119,800	$119,284
Disclosure of the fair values of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.
During the nine months ended September 30, 2013, the Company measured the following assets and liabilities at fair value (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:
Asset derivatives	$672	$—	$672	$—
Liability derivatives	(1,481)	—	(1,481)	—

10.	RELATED PARTY TRANSACTIONS
The Company has entered into the Advisory Agreement with the Advisor and the Dealer Manager Agreement with the Dealer Manager. These agreements entitle the Advisor and/or the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and entitle the Advisor to specified fees upon the provision of certain services with regard to the investment of funds in real estate and real estate-related investments, the management of those investments, among other services, and the disposition of investments, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company, such as expenses related to the Offering and dividend reinvestment plan, and certain costs incurred by the Advisor in providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement. The Company has also entered into a fee reimbursement agreement with the Dealer Manager pursuant to which the Company agreed to reimburse the Dealer Manager for certain fees and expenses it incurs for administering the Company’s participation in the Depository Trust & Clearing Corporation Alternative Investment Product Platform with respect to certain accounts of the Company’s investors serviced through the platform. The Advisor and Dealer Manager also serve as the advisor and dealer manager, respectively, for KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Strategic Opportunity REIT, Inc., KBS Legacy Partners Apartment REIT, Inc. and a private program. During the nine months ended September 30, 2013 and 2012, no transactions occurred between the Company and these other KBS-sponsored programs.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2013
(unaudited)

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the three and nine months ended September 30, 2013 and 2012, respectively, and any related amounts payable as of September 30, 2013 and December 31, 2012 (in thousands):

	Incurred				Payable as of
	Three Months Ended September 30,		Nine Months Ended September 30,		September 30,	December 31,
	2013	2012	2013	2012	2013	2012
Expensed
Reimbursement of operating expenses (1)	$44	$35	$102	$71	$—	$—
Asset management fees	1,375	529	3,058	1,188	—	—
Real estate acquisition fees	—	—	3,950	1,836	—	—
Additional Paid-in Capital
Selling commissions	7,469	2,222	15,264	7,875	—	—
Dealer manager fees	3,590	1,033	7,493	3,726	—	—
Reimbursable other offering costs	827	345	2,198	1,182	5	16
	$13,305	$4,164	$32,065	$15,878	$5	$16
_____________________
(1) The Advisor may seek reimbursement for certain employee costs under the Advisory Agreement. The Company has reimbursed the Advisor for the Company’s allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These amounts totaled $44,000 and $102,000 for the three and nine months ended September 30, 2013, respectively, and $35,000 and $71,000 for the three and nine months ended September 30, 2012, respectively, and were the only employee costs reimbursed under the Advisory Agreement through September 30, 2013. The Company will not reimburse for employee costs in connection with services for which the Advisor earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company’s executive officers.
In connection with the Offering, the Company’s sponsors agreed to provide additional indemnification to one of the participating broker dealers.  The Company agreed to add supplemental coverage to its directors’ and officers’ insurance coverage to insure the sponsors’ obligations under this indemnification agreement in exchange for reimbursement by the sponsors to the Company for all costs, expenses and premiums related to this supplemental coverage.
Pursuant to the Advisory Agreement, the Advisor would be obligated to reimburse the Company to the extent organization and offering costs incurred by the Company in each of the Offering and the Follow-on Offering exceed 15% of the gross offering proceeds of the respective offering. As of September 30, 2013, organizational and offering costs in the Offering did not exceed 15% of the gross offering proceeds. From inception through September 30, 2013, the Company has incurred $0.9 million of offering costs related to the Follow-on Offering. As of September 30, 2013, the Company had not yet commenced the Follow-on Offering and as such, the Company recorded $0.9 million as deferred financing costs, prepaid expenses and other assets on its consolidated balance sheet as of September 30, 2013.

11.	SEGMENT INFORMATION
The Company presently operates in two reportable business segments based on its investment types: real estate and real estate-related. Under the real estate segment, the Company has invested in office properties. Under the real estate-related segment, the Company has originated a mortgage loan. All revenues earned from the Company’s two reporting segments were from external customers and there were no intersegment sales or transfers. The Company does not allocate corporate-level accounts to its reporting segments. Corporate-level accounts include corporate general and administrative expenses, non-operating interest income, non-operating interest expense and other corporate-level expenses. The accounting policies of the segments are consistent with those described in Note 2, “Summary of Significant Accounting Policies.”

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2013
(unaudited)

The Company evaluates the performance of its segments based upon net operating income (“NOI”), which is a non‑GAAP supplemental financial measure. The Company defines NOI for its real estate segment as operating revenues (rental income, tenant reimbursements and other operating income) less property and related expenses (property operating expenses, real estate taxes, insurance, asset management fees and provision for bad debt) less interest expense. The Company defines NOI for its real estate-related segment as interest income less loan servicing costs and asset management fees. NOI excludes certain items that are not considered to be controllable in connection with the management of an asset such as non‑property income and expenses, depreciation and amortization, real estate acquisition fees and expenses and corporate general and administrative expenses. The Company uses NOI to evaluate the operating performance of the Company’s real estate and real estate-related investments and to make decisions about resource allocations. The Company believes that net income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance, as it excludes the items described above. Additionally, NOI as defined above may not be comparable to other REITs or companies as their definitions of NOI may differ from the Company’s definition.
The following table summarizes total revenues and NOI for each reportable segment for the three and nine months ended September 30, 2013 and 2012 (in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2013	2012	2013	2012
Revenues:
Real estate segment	$23,204	$8,069	$52,734	$17,714
Real estate-related segment	271	231	783	643
Total segment revenues	$23,475	$8,300	$53,517	$18,357

Interest Expense:
Real estate segment	$3,065	$1,007	$6,354	$2,599
Real estate-related segment	—	—	—	—
Total segment interest expense	3,065	1,007	6,354	2,599
Corporate-level	19	23	95	81
Total interest expense	$3,084	$1,030	$6,449	$2,680

NOI:
Real estate segment	$9,083	$3,094	$20,625	$7,143
Real estate-related segment	245	207	705	573
Total NOI	$9,328	$3,301	$21,330	$7,716

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2013
(unaudited)

The following table summarizes total assets and total liabilities for each reportable segment as of September 30, 2013 and December 31, 2012 (in thousands):

	As of September 30, 2013	As of December 31, 2012
Assets:
Real estate segment	$714,665	$317,133
Real estate-related segment	14,801	13,811
Total segment assets	729,466	330,944
Corporate-level (1)	133,536	18,440
Total assets	$863,002	$349,384
Liabilities:
Real estate segment	$444,829	$135,082
Real estate-related segment	8	2
Total segment liabilities	444,837	135,084
Corporate-level (2)	3,272	2,275
Total liabilities	$448,109	$137,359
_____________________
(1) Total corporate-level assets consisted primarily of proceeds from the Offering being held in the form of cash and cash equivalents of approximately $132.6 million and $18.2 million as of September 30, 2013 and December 31, 2012, respectively.
(2) As of September 30, 2013 and December 31, 2012 corporate-level liabilities consisted primarily of distributions payable and accruals for general and administrative expenses.
The following table reconciles the Company’s net loss to its NOI for the three and nine months ended September 30, 2013 and 2012 (in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2013	2012	2013	2012
Net loss	$(1,785)	$(1,354)	$(10,273)	$(6,245)
Other interest income	(13)	(6)	(36)	(22)
Real estate acquisition fees to affiliate	—	—	3,950	1,836
Real estate acquisition fees and expenses	8	—	1,977	882
General and administrative expenses	648	520	1,716	1,579
Depreciation and amortization	10,451	4,118	23,901	9,605
Corporate-level interest expense	19	23	95	81
NOI	$9,328	$3,301	$21,330	$7,716

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2013
(unaudited)

12. UNAUDITED PRO FORMA FINANCIAL INFORMATION
The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the three and nine months ended September 30, 2013 and 2012. The Company acquired four office buildings during the nine months ended September 30, 2013, which were accounted for as business combinations. The following unaudited pro forma information for the three and nine months ended September 30, 2013 and 2012 has been prepared to give effect to the acquisitions of the RBC Plaza, One Washingtonian Center, Preston Commons and Sterling Plaza as if the acquisitions occurred on January 1, 2012. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had the acquisitions occurred on this date, nor does it purport to predict the results of operations for future periods (in thousands, except share and per share amounts).

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2013	2012	2013	2012
Revenues	$23,475	$20,061	$69,273	$53,639
Depreciation and amortization	$10,451	$7,780	$29,866	$20,590
Net loss	$(1,777)	$(1,351)	$(4,897)	$(6,235)
Net loss per common share, basic and diluted	$(0.04)	$(0.04)	$(0.11)	$(0.20)
Weighted-average number of common shares outstanding, basic and diluted	46,920,861	34,862,663	45,287,365	30,656,558
The unaudited pro forma information for the nine months ended September 30, 2013 was adjusted to exclude $5.9 million of acquisition costs related to the above properties incurred in 2013.

13.	COMMITMENTS AND CONTINGENCIES
Economic Dependency
The Company is dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common and, if applicable, preferred stock available for issue; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that the Advisor and the Dealer Manager are unable to provide the respective services, the Company will be required to obtain such services from other sources.
Legal Matters
From time to time, the Company may be party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on its results of operations or financial condition, which would require accrual or disclosure of the contingency and possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.
Environmental
As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Compliance with existing environmental laws is not expected to have a material adverse effect on the Company’s financial condition and results of operations as of September 30, 2013.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2013
(unaudited)

14.	SUBSEQUENT EVENTS
The Company evaluates subsequent events up until the date the consolidated financial statements are issued.
Status of the Offering
The Company commenced the Offering on October 26, 2010. As of November 4, 2013, the Company had sold 59,203,248 shares of common stock in the Offering for gross offering proceeds of $588.8 million, including 1,765,170 shares of common stock under its dividend reinvestment plan for gross offering proceeds of $16.8 million. Also as of November 4, 2013, the Company had redeemed 259,405 of the shares sold in the Offering for $2.5 million.
Distributions Paid
On October 1, 2013, the Company paid distributions of $2.7 million, which related to distributions declared for daily record dates for each day in the period from September 1, 2013 through September 30, 2013. On November 1, 2013, the Company paid distributions of $3.1 million, which related to distributions declared for daily record dates for each day in the period from October 1, 2013 through October 31, 2013.
Distributions Declared
On October 15, 2013, the Company’s board of directors declared distributions based on daily record dates for the period from November 1, 2013 through November 30, 2013, which the Company expects to pay in December 2013. On November 6, 2013, the Company’s board of directors declared distributions based on daily record dates for the period from December 1, 2013 through December 31, 2013, which the Company expects to pay in January 2014, and distributions based on daily record dates for the period from January 1, 2014 through January 31, 2014, which the Company expects to pay in February 2014. Investors may choose to receive cash distributions or purchase additional shares through the Company’s dividend reinvestment plan.
Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.
Probable Acquisitions
Purchase Agreement for 201 Spear Street
On October 29, 2013, the Company, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire an office building containing 246,563 rentable square feet located on approximately 0.9 acres of land in San Francisco, California (“201 Spear Street”). The seller is not affiliated with the Company or the Advisor. The contractual purchase price of 201 Spear Street is $121.0 million plus closing costs. Pursuant to the purchase and sale agreement, the Company would be obligated to purchase the property only after satisfaction of agreed upon closing conditions. There can be no assurance that the Company will complete the acquisition. As of October 30, 2013, the Company had made a deposit of $10.0 million, and in some circumstances, if the Company fails to complete the acquisition, it may forfeit up to $10.0 million of earnest money.
As of November 1, 2013, 201 Spear Street was 82% leased to 19 tenants.
Purchase Agreement for 500 West Madison
On October 30, 2013, the Company, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire an office property containing 1,393,435 rentable square feet of office space and 64,289 rentable square feet of retail space located on approximately 2.9 acres of land in Chicago, Illinois (“500 West Madison”). The seller is not affiliated with the Company or the Advisor. The contractual purchase price of 500 West Madison is $425.0 million plus closing costs. Pursuant to the purchase and sale agreement, the Company would be obligated to purchase the property only after satisfaction of agreed upon closing conditions. There can be no assurance that the Company will complete the acquisition. As of November 1, 2013, the Company had made a deposit of $10.0 million, and in some circumstances, if the Company fails to complete the acquisition, it may forfeit up to $10.0 million of earnest money.
As of November 1, 2013, 500 West Madison was 93% leased to more than 90 tenants.